B2GOLD CORP.
Consolidated Financial Statements
December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of B2Gold Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of B2Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting on page 38 of the 2018 Management’s Discussion & Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants
Vancouver, Canada
March 12, 2019

We have served as the Company’s auditor since 2007.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2018	2017

Gold revenue	$1,225,061	$638,677

Cost of sales
Production costs (Note 19)	(475,702)	(302,394)
Depreciation and depletion	(306,429)	(160,469)
Royalties and production taxes	(78,274)	(25,530)
Total cost of sales	(860,405)	(488,393)

Gross profit	364,656	150,284

General and administrative	(56,138)	(43,613)
Share-based payments (Note 12)	(21,693)	(18,127)
Impairment of long-lived assets, net (Note 8)	(55,353)	—
Gain on sale of Lynn Lake royalty (Note 8)	—	6,593
Write-down of mineral property interests (Note 8)	(9,398)	(4,150)
Provision for non-recoverable input taxes	(1,646)	(2,180)
Foreign exchange gains (losses)	4,065	(1,012)
Other	(4,979)	(1,145)
Operating income	219,514	86,650

Unrealized gain (loss) on fair value of convertible notes (Note 10)	10,651	(11,144)
Community relations	(6,855)	(5,512)
Interest and financing expense	(31,754)	(12,906)
Realized gain (loss) on derivative instruments	5,169	(3,364)
Unrealized (loss) gain on derivative instruments (Note 14)	(4,757)	9,684
Write-down of long-term investments	—	(1,613)
Other	745	7,101
Income before taxes	192,713	68,896

Current income tax, withholding and other taxes (Note 16)	(109,200)	(27,500)
Deferred income tax (expense) recovery (Note 16)	(38,392)	20,170
Net income for the year	$45,121	$61,566

Attributable to:
Shareholders of the Company	$28,938	$56,852
Non-controlling interests	16,183	4,714
Net income for the year	$45,121	$61,566

Earnings per share (attributable to shareholders of the Company)(Note 12)
Basic	$0.03	$0.06
Diluted	$0.02	$0.06

Weighted average number of common shares outstanding (in thousands)(Note 12)
Basic	986,755	976,366
Diluted	1,047,368	991,413

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2018	2017

Net income for the year	$45,121	$61,566

Other comprehensive income
Items that will not be subsequently reclassified to net income:
Impact of change in credit spread on convertible notes	(160)	—
Unrealized (loss) gain on investments, net of deferred tax expense (Note 7)	(6,221)	1,141
Other comprehensive (loss) income for the year	(6,381)	1,141

Total comprehensive income for the year	$38,740	$62,707

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(6,381)	$1,141
Non-controlling interests	—	—
	$(6,381)	$1,141
Total comprehensive income attributable to:
Shareholders of the Company	$22,557	$57,993
Non-controlling interests	16,183	4,714
	$38,740	$62,707

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2018	2017
Operating activities
Net income for the year	$45,121	$61,566
Mine restoration provisions settled (Note 11)	(1,040)	(320)
Non-cash charges, net (Note 17)	396,263	109,818
Changes in non-cash working capital (Note 17)	8,630	(39,681)
Proceeds from prepaid sales (Note 13)	—	30,000
Changes in long-term value added tax receivables	1,893	(6,383)
Cash provided by operating activities	450,867	155,000

Financing activities
Repayment of convertible notes (Note 10)	(258,750)	—
Revolving credit facility, drawdowns net of transaction costs (Note 10)	250,000	145,341
Repayment of revolving credit facility (Note 10)	(200,000)	—
Equipment loan facilities, drawdowns net of transaction costs (Note 10)	32,117	68,224
Repayment of equipment loan facilities (Note 10)	(27,670)	(16,782)
Common shares issued for cash on exercise of stock options (Note 12)	22,805	26,503
Interest and commitment fees paid	(36,878)	(20,623)
Restricted cash movement	(621)	(8,085)
Other	(1,512)	(1,556)
Cash (used) provided by financing activities	(220,509)	193,022

Investing activities
Expenditures on mining interests:
Fekola Mine, including sales proceeds net of pre-production costs	(68,520)	(153,431)
Otjikoto Mine	(50,831)	(41,172)
Masbate Mine	(47,905)	(52,587)
Libertad Mine	(16,143)	(23,806)
Limon Mine	(22,008)	(16,048)
Gramalote Project	(6,049)	(11,967)
Other exploration and development (Note 17)	(60,138)	(53,673)
Purchase of non-controlling interest	(2,500)	(1,500)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs (Note 8)	—	6,593
Other	626	748
Cash used by investing activities	(273,468)	(346,843)

(Decrease) increase in cash and cash equivalents	(43,110)	1,179

Effect of exchange rate changes on cash and cash equivalents	(1,606)	1,618
Cash and cash equivalents, beginning of year	147,468	144,671
Cash and cash equivalents, end of year	$102,752	$147,468

Supplementary cash flow information (Note 17)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2018	2017
Assets
Current
Cash and cash equivalents	$102,752	$147,468
Accounts receivable, prepaids and other	12,651	20,603
Value-added and other tax receivables	13,657	21,335
Inventories (Note 6)	233,971	206,445
	363,031	395,851
Long-term investments (Note 7)	4,155	9,744
Value-added tax receivables	22,185	22,318
Mining interests (Note 8 and Note 22 – Schedules)
- Owned by subsidiaries	2,035,097	2,124,133
- Investments in joint ventures	72,078	65,830
Other assets (Note 9)	40,351	39,848
Deferred income taxes (Note 16)	10,907	27,433
	$2,547,804	$2,685,157
Liabilities
Current
Accounts payable and accrued liabilities	$80,318	$95,092
Current income and other taxes payable	66,904	26,448
Current portion of derivative instruments at fair value (Note 14)	360	4,952
Current portion of long-term debt (Note 10)	25,008	302,630
Current portion of prepaid sales (Note 13)	30,000	60,000
Current portion of mine restoration provisions (Note 11)	3,170	1,819
Other current liabilities	1,490	3,603
	207,250	494,544
Derivative instruments at fair value (Note 14)	1,477	—
Long-term debt (Note 10)	454,527	399,551
Prepaid sales (Note 13)	—	30,000
Mine restoration provisions (Note 11)	114,051	96,627
Deferred income taxes (Note 16)	103,384	81,518
Employee benefits obligation	12,063	14,708
Other long-term liabilities	2,199	1,816
	894,951	1,118,764
Equity
Shareholders’ equity
Share capital (Note 12)
Issued: 994,621,917 common shares (Dec 31, 2017 – 980,932,908)	2,234,050	2,197,267
Contributed surplus	70,889	60,039
Accumulated other comprehensive loss	(146,153)	(94,294)
Deficit	(547,839)	(610,908)
	1,610,947	1,552,104
Non-controlling interests	41,906	14,289
	1,652,853	1,566,393
	$2,547,804	$2,685,157
Commitments (Note 21)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2018
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

Net income for the year	—	—	—	—	28,938	16,183	45,121
IFRS 9 transition adjustment on January 1, 2018 (Note 3)	—	—	—	(45,478)	45,478	—	—
Impact of change in credit spread on convertible notes (Note 10)	—	—	—	(160)	—	—	(160)
Unrealized loss on investments (Note 7)	—	—	—	(6,221)	—	—	(6,221)
Shares issued on exercise of stock options (Note 12)	12,173	22,397	—	—	—	—	22,397
Shares pending issuance on exercise of stock options	645	1,364	—	—	—	—	1,364
Shares issued on vesting of RSUs (Note 12)	671	1,792	(1,792)	—	—	—	—
Payments received from non-controlling interest	—	—	—	—	—	434	434
Acquisition of non-controlling interest (Note 8)	—	—	—	—	(2,500)	—	(2,500)
Sale of non-controlling interest (Note 8)	—	—	—	—	(10,199)	57,199	47,000
Net loan receivable on sale of non-controlling interest (Note 8)	—	—	—	—	—	(45,050)	(45,050)
Interest on loan to non-controlling interest	—	—	—	—	1,352	(1,149)	203
Shares issued for mineral property interest	200	486	—	—	—	—	486
Share-based payments (Note 12)	—	—	23,386	—	—	—	23,386
Transfer to share capital on exercise of stock options	—	10,744	(10,744)	—	—	—	—

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

	2017
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564

Net income for the year	—	—	—	—	56,852	4,714	61,566
Unrealized gain on investments, net of deferred tax expense (Note 7)	—	—	—	1,141	—	—	1,141
Shares issued on exercise of stock options (Note 12)	13,343	25,658	—	—	—	—	25,658
Shares pending issuance on exercise of stock options	174	410	—	—	—	—	410
Shares issued on vesting of RSUs (Note 12)	1,760	3,584	(3,584)	—	—	—	—
Shares issued for purchase of non-controlling interest	764	2,000	—	—	—	—	2,000
Share-based payments (Note 12)	—	—	21,054	—	—	—	21,054
Transfer to share capital on exercise of stock options and incentive plan shares	—	13,622	(13,622)	—	—	—	—

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua) and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Fekola Mine in Mali, which commenced commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines, and La Libertad Mine and El Limon Mine in Nicaragua. The Company has an 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2018. These consolidated financial statements were authorized for issue by the Board of Directors on March 12, 2019.

3	Recent accounting pronouncements

Accounting standards and amendments adopted

IFRS 15 – Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was adopted on January 1, 2018. The standard introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 – Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. Classification is determined at initial recognition in one of the following categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
	IAS 39	IFRS 9

Financial instruments:
Cash and cash equivalents	Amortized cost	Amortized cost
Debt service reserve account	Amortized cost	Amortized cost
Loans receivable	Amortized cost	Amortized cost
Long-term investments	FVTPL & FVOCI	FVOCI
Derivative financial instruments	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible senior subordinated notes	FVTPL	FVTPL FVOCI for change in credit risk
Debt	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost

The Company has elected to irrevocably designate its long-term investments held at the transition date as FVOCI as they are not considered to be held for trading.

The Company applied the modified retrospective approach for the adoption of IFRS 9, whereby prior periods were not restated for the impact of the standard. As a result, a decrease in deficit of $46 million with a corresponding adjustment to accumulated other comprehensive loss ("AOCI") was recognized on January 1, 2018 consisting of:

•	Long-term investments (Note 7): reclassification of a $35 million loss (net of a $1 million deferred income tax recovery) from deficit to accumulated other comprehensive loss.

•	Convertible senior subordinated notes (Note 10): reclassification of an $11 million loss from deficit to AOCI.

Previously, under IAS 39, long-term investments were measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments were excluded from net income and included in other comprehensive income ("OCI") until the investment was sold or there was objective evidence that the investment was impaired. When there was evidence that an investment was impaired, the cumulative loss previously recognized in OCI was reclassified from AOCI to the consolidated statement of operations.

For financial assets under IAS 39, the Company was required to assess whether there was objective evidence that the asset was impaired at each reporting date. If such evidence existed, the Company recognized an impairment loss equal to the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset was reduced by this amount either directly or indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. The Company's approach to impairment of financial assets under IFRS 9, is outlined in Note 4.

Accounting standards and amendments issued but not yet adopted

IFRS 16 – Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. This requirement to record leases as finance leases is expected to increase lease assets and lease liabilities on the Company's consolidated balance sheet. IFRS 16 will also result in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase both short and long-term liabilities and mining interest balances. As a result of recognizing additional lease obligations, it is expected that there will be a reduction in production costs, as lease expense

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

will be removed. Depreciation expense and interest and financing expense are expected to increase as a result of the recognition of additional lease assets and the associated lease obligations. The Company is in the process of finalizing the quantification of the impact.

In 2017, the Company completed an initial scoping of its existing lease and service contracts and is finalizing this scoping. During 2018, a working group was formed, the assessment of the contracts began and was substantially completed, initial calculations were prepared for the contracts determined to contain leases for all locations and the design of controls for the identification of leases in service contracts was completed. In addition, during the fourth quarter of 2018, completeness tests were performed to validate the population of contracts in scope for IFRS 16. The Company intends to use the modified retrospective approach of adoption resulting in no restatement of prior year comparatives. The quantitative impact of adopting IFRS 16 will be reported in the first quarter of 2019.

4	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

		% interest

-	Fekola SA (“Fekola”) (Note 8)	80
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
-	Philippines Gold Processing & Refining Corporation (“Masbate”)	100
-	Desarrollo Minero de Nicaragua, S.A. (“Libertad”)	100
-	Triton Minera S.A. (“Limon”)	100
-	Kiaka SA (“Kiaka”)	81

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company’s Gramalote property located in Colombia operates as an incorporated joint venture with AngloGold Ashanti Limited (“AngloGold”) which is accounted for as a jointly controlled entity (“JCE”). The Company does not control, either directly or indirectly, this JCE. B2Gold accounts for its interest in this JCE using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 12) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree’s, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Goodwill

Goodwill arising on the Company’s acquisitions includes (but is not limited to): (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a cash generating unit (“CGU”) to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to $nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those cash generating units or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a reorganization, the goodwill is re-allocated to the units affected.

Investments in joint arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control.

The Company’s joint arrangements consist of jointly controlled entities (involving the establishment of a corporation) and are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, dilution gains or losses, depreciation, amortization or impairment.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States dollar.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•
Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•
Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as fair value through other comprehesive income (“OCI”) is recognized in OCI, the translation differences are also recognized in OCI.

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•	Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•
Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and

•	Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The following financial instruments accounting policies have been applied as of January 1, 2018 upon adoption of IFRS 9. Prior to January 1, 2018, the Company applied financial instruments policies aligned with IAS 39, Financial Instruments Recognition and Measurement. The impact of IFRS 9 and key accounting policies under IAS 39 are outlined in Note 3.

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets and subsequently measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets subsequently measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities subsequently measured at amortized cost.

Long-term investments

Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated FVTPL unless they are irrevocably designated, on an individual basis, as FVOCI. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in OCI. Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Debt

The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the statement of operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets

At each reporting date, the Company measures the loss allowance for the financial asset held at amortized cost at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Derecognition of financial assets

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

Mineral properties and mine development costs

Mineral properties and mine development costs are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of commencement of mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales of ounces produced during this period are offset against capitalized costs.

The Company applies judgment in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•	The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;

•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

•	The status of environmental permits; and

•	The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs of disposal” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement;

(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or

(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the statement of operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and the risks and rewards of ownership have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share

Basic earnings per share is calculated by dividing the net income (loss) for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Diluted earnings per share is calculated using the treasury share method whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Diluted earnings per share excludes all dilutive potential common shares if their effect is anti-dilutive.

5	Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires estimates and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. The following are the estimates, assumptions and areas of judgment applied by management that most significantly affect the Company’s financial statements. These sources of estimation uncertainty have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions including future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, taxation rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

6	Inventories

	2018	2017
	$	$

Gold and silver bullion	35,052	47,916
In-process inventory	16,345	11,464
Ore stock-pile inventory	58,546	55,498
Materials and supplies	124,028	91,567
	233,971	206,445

Ore stock-pile inventory includes amounts for the Fekola Mine of $37 million (2017 - $39 million), for the Otjikoto Mine of $18 million (2017 – $13 million), and for the Masbate Mine of $2 million (2017 - $4 million).

At December 31, 2018, the Company recorded a net realizable value adjustment of $2 million (2017 - $2 million) with respect to the carrying value of certain gold bullion and in-process inventory balances related to El Limon and La Libertad mines.

7	Long-term investments

	2018			2017
	Cost	AOCI	Fair Value	Cost	Total Impairment	AOCI	Fair Value
	$	$	$	$	$	$	$

Calibre Mining Corp.	7,844	(6,395)	1,449	7,844	(4,330)	2,012	5,526
RTG Mining Inc.	13,400	(12,306)	1,094	13,400	(12,095)	1,283	2,588
St. Augustine Gold & Copper Ltd.	20,193	(19,194)	999	20,193	(18,658)	91	1,626
Libero Copper Corp. (Note 8)	632	(22)	610	—	—	—	—
Goldstone Resources Ltd.	20	(17)	3	20	(18)	2	4
Balance, end of year	42,089	(37,934)	4,155	41,457	(35,101)	3,388	9,744

The Company holds investments in certain public companies, as disclosed in the table above. The Company, through its acquisition of CGA Mining Limited in 2013, acquired investments in the securities of St. Augustine Gold & Copper Ltd. and RTG Mining Inc.

The Company's long-term investments were previously classified as available-for-sale under IAS 39. Upon adoption of IFRS 9 (see Note 3), the Company made the irrevocable election to present changes in the fair value of these long-term investments in OCI. This designation resulted in reclassification of a $35 million cumulative impairment loss (net of a $1 million deferred income tax recovery) on the long-term investments from deficit to AOCI on January 1, 2018. For the year ended December 31, 2018, the Company recorded an unrealized fair value loss of $6 million in other comprehensive income, compared to an unrealized fair value gain of $1 million for the year ended December 31, 2017.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Mining interests

	2018	2017
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,168,491	1,094,784
Accumulated depreciation and depletion	(144,335)	(35,477)
	1,024,156	1,059,307
Otjikoto Mine, Namibia
Cost	575,127	527,069
Accumulated depreciation and depletion	(238,579)	(163,153)
	336,548	363,916
Masbate Mine, Philippines
Cost, net of impairment	681,509	625,722
Accumulated depreciation and depletion	(248,021)	(193,925)
	433,488	431,797
Libertad Mine, Nicaragua
Cost, net of impairment	315,569	335,651
Accumulated depreciation and depletion	(295,715)	(263,838)
	19,854	71,813
Limon Mine, Nicaragua
Cost	217,263	173,358
Accumulated depreciation and depletion	(149,541)	(127,740)
	67,722	45,618

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	73,173	69,989
Fekola Regional, Mali	21,903	17,211
Toega, Burkina Faso	19,581	10,603
Mocoa Royalty, Colombia	10,230	29,041
Ondundu, Namibia	8,273	5,246
Finland Properties, Finland	5,947	2,991
Other	13,542	15,890
	152,649	150,971
Corporate & other
Office, furniture and equipment, net	680	711
	2,035,097	2,124,133
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	72,078	65,830
	2,107,175	2,189,963

Impairment of long-lived assets

La Libertad

During the three months ended September 30, 2018, the Company completed its annual life-of-mine ("LoM") plan for La Libertad. As a result of delays in permitting the Jabali Antenna Open Pit, the expected ounces produced in the new LoM plan have been reduced compared to previous LoM plans. The Company considered this reduction in expected production to be an indicator of impairment for La Libertad. The Company conducted an impairment analysis whereby the carrying values of La Libertad Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”) at September 30, 2018. The Company’s analysis concluded that the carrying values of La Libertad Mine property, plant and equipment at September 30, 2018 were impaired resulting in an impairment charge of $16 million being recorded in the statement of operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

During the three months ended December 31, 2018, the Company completed its annual budget for La Libertad. As a result of continued delays in permitting the Jabali Antenna Open Pit, there were further reductions in the ounces expected to be produced compared with the recent LoM plan. The Company considered this reduction in expected production to be an indicator of impairment for La Libertad. The Company conducted an impairment analysis whereby the carrying values of La Libertad Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its FVLCD at December 31, 2018. The Company’s analysis concluded that the carrying values of La Libertad Mine property, plant and equipment at December 31, 2018 were impaired resulting in a further impairment charge of $34 million being recorded in the statement of operations.

To estimate the recoverable amount of La Libertad Mine’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its cash generating units ("CGUs") is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at September 30, 2018 and December 31, 2018 were:

Long-term gold price	$1,250/ounce
Silver price	$17/ounce
Mine life	2019 to 2020
Discount rate	5%

El Limon

During the year-ended December 31, 2015, the Company recorded a pre-tax impairment charge of $23 million on the carrying value of El Limon Mine property, plant and equipment. The net impairment recorded in the statement of operations after taking into account a deferred income tax recovery of $7 million was $16 million.

During the three months ended September 30, 2018, the Company completed its annual LoM plan for El Limon. As a result of the inclusion of ounces produced from the Limon Central Zone, the expected ounces produced and mine life in the new LoM plan has significantly increased compared to previous LoM plans. The Company considered the increase in expected production and mine life to be an indicator of impairment reversal for El Limon. The Company conducted an impairment analysis whereby the carrying values of El Limon Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its FVLCD at September 30, 2018. To estimate the recoverable amount of El Limon Mine’s long-lived assets for impairment reversal, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment reversal test at September 30, 2018 were:

Long-term gold price	$1,250/ounce
Silver price	$17/ounce
Mine life	2019 to 2030
Discount rate	5%

The Company’s analysis concluded that the carrying values of El Limon Mine property, plant and equipment at September 30, 2018 were lower than the FVLCD and has therefore resulted in a full reversal of the original impairment loss recorded in 2015. After reflecting the amount of depreciation that would have been taken on the impaired assets, the Company recorded a pre-tax impairment reversal of $13 million. The net impairment reversal recorded in the statement of operations after taking into account a deferred income tax expense of $4 million was $9 million.

Mocoa

In 2018, the Company disposed of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income in 2018. On June 15, 2018, pursuant to the terms of a share purchase agreement (the "Agreement") dated May 7, 2018, among the Company, Colombian

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero Copper Corporation ("Libero") and Libero Resources Limited, a wholly owned subsidiary of Libero, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia (the "Property") to Libero for 10,400,000 Common shares of Libero valued at $1 million upon closing and a 2% net smelter returns royalty (the "Mocoa Royalty") on production generated from the Property, valued at $10 million, which has been classified as a mining interest. In determining the value of the Mocoa Royalty, the Company utilized scenario weighted discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, future metal prices, estimated allowable deductions, and discount rates. Management’s estimate of the fair value of the Mocoa Royalty is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the valuation of the Mocoa Royalty were as follows:

Long-term copper price	$3.10/pound
Long-term molybdenum price	$8.10/pound
Discount rate	12%

In connection with this transaction, the total holdings in the common shares of Libero held by the Company represented approximately 19% of the outstanding common shares of Libero as of the transaction date. Immediately before the transaction, the Company held no common shares of Libero.

Sensitivities

The recoverable amounts for Limon and Libertad are most sensitive to changes in gold prices and discount rates. A decrease in gold prices would result in the Company making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. Ignoring the impact on the mine plans, in isolation, a $50 decrease in the gold price assumptions would result in an additional impairment of approximately $8 million for La Libertad Mine. Due to the short mine life, a 50 basis point increase in the discount rate would not have a significant impact on the post-tax recoverable amounts of La Libertad Mine. There would be no change to the reversal of the previous impairment of El Limon Mine as a result of either a $50 decrease in the gold price assumptions or a 50 basis point increase in the discount rate.

For the Mocoa Project, a decrease of US$0.40 per pound and US$0.15 per pound in the respective long-term molybdenum and copper price assumptions would result in an additional impairment of approximately $1 million and a 50 basis point increase in the discount rate would result in additional impairment of approximately $1 million in the recoverable amount of the Mocoa Royalty.

Mineral interest updates

Fekola

On November 30, 2017, management determined that the Fekola Mine achieved commercial production. Effective December 1, 2017, revenues and production costs relating to Fekola gold production were recorded in the statement of operations. Sales proceeds relating to the pre-commercial production period of $101 million net of costs of $28 million were offset against the amounts capitalized for the Fekola Mine property, plant and equipment.

During the year ended December 31, 2017, prior to commercial production being reached, the Company capitalized interest costs on its borrowings attributable to funds spent on Fekola in the amount of $20 million. This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which included the convertible senior subordinated notes and the revolving credit facility (Note 10).

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which holds the Company’s interest in the Fekola Mine. Following the signing of a shareholder’s agreement in August 2017, between the Company and the State of Mali (the “Fekola Shareholder Agreement”), the Company confirmed the basis under which it was to contribute a 10% free carried interest in Fekola SA to the State of Mali. In addition, the State of Mali also had the option to purchase an additional 10% of Fekola SA which it elected to exercise. Terms and conditions of the acquisition of this additional 10% were agreed between the Company and the State of Mali in a share purchase agreement (the “Share Purchase Agreement”) dated August 2017.

The Company has signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Mining Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

taxation applicable to the Fekola Mine with the State of Mali. In August 2017 the Company finalized an amendment to the Fekola Mining Convention with the State of Mali to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, governs the procedural and economic parameters pursuant to which the Company operates the Fekola Mine.

On August 8, 2018, the Company was informed that the Malian Council of Ministers and the President of Mali approved the State of Mali’s participation in Fekola SA. The Company has transferred ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA (the “Priority Dividend”). This Priority Dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends are not payable by Fekola SA until the Fekola intercompany loans, including funds advanced for mine construction plus interest have been repaid to B2Gold in full.

The State of Mali's purchase of the additional 10% participating interest is considered to be a change in the ownership of a subsidiary that does not result in a change in control and, accordingly, the Company has accounted for this transaction within equity in accordance with IFRS 10, Consolidated financial statements. The carrying value of the additional 10% interest sold of $57 million, equal to the State of Mali's proportionate share in the net assets of Fekola SA, has been recorded as an increase in non-controlling interest on the Company's balance sheet. The net loss of $10 million on the transaction, being the difference between the carrying value of the additional 10% interest and the consideration, has been recorded as an increase to deficit. The State of Mali has agreed to make payments totaling $47 million with respect to the acquisition of the additional 10% interest. The $47 million obligation of the State of Mali, in the form of a loan from B2Gold, will bear interest at a rate equal to the prime lending rate of the Central Bank of West African States plus 3%. The loan will be satisfied by netting it off against any ordinary dividends receivable by the State of Mali for its second 10% participating interest in Fekola SA until such time as the full amount of any principal and accrued interest outstanding under the loan are extinguished. In accordance with IFRS 10, the Company has recorded the loan receivable as a reduction of non-controlling interest and the interest income for the period directly to deficit, both within equity, on the consolidated balance sheet.

Purchase of El Limon non-controlling interest

On May 22, 2018, the Company through its wholly owned subsidary, Triton Mining Corporation acquired the remaining 5% of the outstanding shares of Triton Minera S.A. the entity that owns the Limon Mine, from Inversiones Mineras S.A. ("IMISA") in exchange for cash consideration of $2.5 million. The Company now owns 100% of El Limon Mine. The change in ownership did not result in any change in the control of Triton Minera S.A. and as a result has been accounted for in equity in accordance with IFRS 10, Consolidated financial statements.

Masbate

During the year ended December 31, 2017, the Company reclassified $61 million from the Masbate undeveloped mineral interest to the Masbate Mine based on the conversion of undeveloped mineral interests to resource ounces expected to be processed.

Sale of Lynn Lake Royalty

On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR at the acquisition date. As a result, in the second quarter of 2017, the Company recorded a $7 million pre-tax gain on disposal of the NSR. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.

Other

During the year-ended December 31, 2018, the Company wrote-off $9 million relating to other mineral properties (2017 - $4 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Other assets

	2018	2017
	$	$

Low-grade stockpile	18,237	11,727
Debt service reserve account (Note 10)	13,736	12,918
Loan receivable, including accrued interest	5,053	7,718
Reclamation deposits	2,485	2,353
Derivative instruments at fair value (Note 14)	—	2,768
Other	840	2,364
	40,351	39,848

The current portion of derivative instruments at fair value of $1 million (December 31, 2017 - $6 million) is recorded in Accounts receivable, prepaids and other on the Company's balance sheet.

10	Long-term debt

	2018	2017
	$	$
Convertible senior subordinated notes:
Principal amount	—	258,750
Fair value adjustment	—	18,900
	—	277,650
Revolving credit facility:
Principal amount	400,000	350,000
Less: unamortized transaction costs	(4,178)	(5,851)
	395,822	344,149
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	57,242	50,569
Otjikoto equipment loan facility (net of unamortized transaction costs)	10,816	20,750
Masbate equipment loan facility (net of unamortized transaction costs)	13,071	7,719
Finance lease obligations	2,186	—
Nicaraguan equipment loans	398	1,344
	83,713	80,382
	479,535	702,181
Less: current portion	(25,008)	(302,630)
	454,527	399,551

Convertible senior subordinated notes

On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $259 million. The notes bore interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes were subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the revolving credit facility. The notes ranked senior in right of payment to any future subordinated borrowings. On October 1, 2018, the Company repaid the outstanding balance.

Holders of the notes had the right to convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes were convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder had the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter was greater than or equal to 130% of the conversion price on each

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes were called for redemption or (iv) upon occurrence of certain corporate events. The Company could, upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

For accounting purposes, the Company originally designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company did not separately account for the fair value of the equity conversion option as a derivative, as it has designated the entire amount owing under the notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value being recorded immediately in the statement of operations. Upon adoption of IFRS 9, the Company was required to reflect the impact of the fair value change related to the Company’s own credit risk through OCI. This change resulted in reclassification of an $11 million cumulative loss on the convertible notes from deficit to AOCI on January 1, 2018.

The notes were measured at fair value on each financial reporting period-end date. The fair value of the notes was determined from the quoted price of the notes that are traded in an over-the-counter broker market. The fair value measurement was categorized in Level 2 of the fair value hierarchy for disclosure of the method used to estimate fair value under IFRS 13 “Fair Value Measurement” (as the Company valued the notes using the quoted price of the notes traded by other parties as assets in the over-the-counter broker market). Interest expense related to the notes is included as part of the overall change in fair value of the notes in the statement of operations.

The gain on fair value of convertible notes recorded in the statement of operations for the year ended December 31, 2018 was $11 million (2017 – loss of $11 million). For 2017, the change in fair value of the notes recognized in the statement of operations is stated after reducing it by $12 million of interest expense which was attributable to eligible expenditures at the Fekola Mine and capitalized to the carrying amount of the property.

Interest payments for the year ended December 31, 2018 were $8 million (2017 – $8 million).

Revolving credit facility

On July 7, 2017, the Company entered into an amended and restated credit agreement with its syndicate of international banks ("amended RCF") for an aggregate amount of $500 million. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.

The amended RCF bears interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.50% and 0.925%. The term of the amended RCF is four years, maturing on July 7, 2021. From January 1, 2018, to October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes was greater than $100 million, then the sliding scale interest temporarily increased to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate ceased upon the maturity of the convertible notes on October 1, 2018.

The Company has provided security on the amended RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at December 31, 2018, the Company was in compliance with these debt covenants.

At December 31, 2018, the Company had drawn down $400 million under the amended RCF with a balance of $100 million remaining available for future drawdowns.

For the year ended December 31, 2017, the interest and financing expense relating to the amended RCF recognized in the statement of operations was reduced by $8 million, which was attributable to eligible expenditures at the Fekola Mine and capitalized to the carrying amount of the property.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Fekola equipment loan facility

During 2016, the Company entered into a Euro 71 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million is available to the Company’s subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. During the year ended December 31, 2018, the Company drew down Euro 20 million or $24 million equivalent under the facility (2017 - Euro 49 million or $54 million equivalent).

The equipment facility is available for a period that commenced on February 13, 2017, (the “Financial Close Date”) and ends on the earlier of the day when the equipment facility is fully drawn and 30 months from the Financial Close Date. The equipment facility may be drawn in instalments of not less than Euro 5 million, and each such instalment shall be treated as a separate equipment loan. As at December 31, 2018, Euro 2 million ($2 million equivalent) was available for future drawdowns.

The Borrower is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months. As at December 31, 2018, the balance in the DSRA account was Euro 8 million ($9 million equivalent).

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche is also due. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the equipment facility and security is given over the equipment of the Borrower which has been financed by the equipment facility, related warranty and insurance, and over the DSRA.

Otjikoto equipment loan facility

On May 30, 2017, the term over which loans may be advanced under the facility was extended to June 30, 2018 and an additional $6 million was made available for drawdown. During the year ended December 31, 2017, the Company drew down the full $6 million under the facility.

Each loan is repayable in 20 equal quarterly installments. The final repayment date shall now be the earlier of the date when the last loan advanced under the facility falls due and December 31, 2023. The facility has an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly. Transaction costs relating to the facility totalled approximately $2 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the facility has been presented on the consolidated Balance Sheet net of the unamortized balance of transaction costs.

The Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next 6 months. At December 31, 2018, the balance in the DSRA was $4 million (2017 - $5 million).

The indebtedness of the Company under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Company’s wholly owned subsidiary, B2Gold Namibia Minerals (Proprietary) Limited, a Bermudan law debt service reserve account security agreement granting security over the DSRA, a Namibian law cession in securitatem agreement granting security over all of the B2Gold Namibia Minerals (Proprietary) Limited’s rights under any existing or future warranty in connection with the purchase of equipment, and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

Masbate equipment loan facility

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine. On December 11, 2018, term over which loans may be advanced under the facility was extended to March 31, 2019. The equipment facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan.

During the year ended December 31, 2018, the Company drew down $8 million under the facility (2017 - $9 million). As at December 31, 2018, $1 million was available for future drawdowns.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities.

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2018:

	2019	2020	2021	2022	2023	Total
	$	$	$	$	$	$

Revolving credit facility:
Principal	—	—	400,000	—	—	400,000
Interest & commitment fees (estimated)	21,731	21,731	11,287	—	—	54,749

Fekola equipment loan facility:
Principal	15,869	15,869	15,869	9,397	1,630	58,634
Interest (estimated)	2,764	1,946	1,119	377	72	6,278

Otjikoto equipment loan facility:
Principal	4,869	3,453	1,958	642	—	10,922
Interest (estimated)	428	234	84	12	—	758

Masbate equipment loan facility:
Principal	3,347	3,347	3,347	2,908	577	13,526
Interest (estimated)	787	570	363	142	9	1,871

Finance lease obligations
Principal	525	525	525	525	86	2,186
Interest (estimated)	62	45	28	12	—	147

Nicaraguan equipment loans:
Principal	398	—	—	—	—	398
Interest (estimated)	9	—	—	—	—	9
	50,789	47,720	434,580	14,015	2,374	549,478

11	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2018, management used a risk-free rate applicable to each location’s functional currency ranging from 2.50% to 2.81% and an inflation rate of 2.1%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $126 million at December 31, 2018 (2017 - $102 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2019 to 2043.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table shows the movement in the provision for mine restoration provisions:

	2018	2017
	$	$

Balance, beginning of year	98,446	81,162
Reclamation spending	(1,040)	(320)
Accretion expense	2,641	1,855
Change in obligation	17,174	15,749
Balance, end of year	117,221	98,446
Less: current portion	(3,170)	(1,819)
	114,051	96,627

12	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2018, the Company had 994,621,917 common shares outstanding, including 1,705,000 common shares held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

During 2018, the Company received $22 million (2017 - $26 million) pursuant to the exercise of 12 million (2017 – 13 million) stock options.

Stock options

During 2018, approximately 25 million stock options were granted to employees and directors with exercise prices ranging from Cdn. $2.94 to Cdn. $3.44 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $26 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 2.0%, an expected life of up to 3 years, an expected volatility of 56%, and a dividend yield rate of nil.

During 2017, approximately 23 million stock options were granted to employees and directors with exercise prices ranging from Cdn. $3.27 to Cdn. $4.05 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $27 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.3%, an expected life of up to 3 years, an expected volatility of approximately 61% to 62%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the year ended December 31, 2018, share-based payments expense, relating to the vesting of stock options, was $18 million (2017 - $14 million), net of $3 million (2017 - $3 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2016	50,410	2.24
Granted	22,968	3.65
Exercised	(13,708)	2.54
Forfeited or expired	(2,068)	3.27
Outstanding at December 31, 2017	57,602	2.70
Granted	25,380	3.35
Exercised	(12,347)	2.40
Forfeited or expired	(3,003)	3.50
Outstanding at December 31, 2018	67,632	2.96

During 2018, 12 million (2017 – 14 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn. $3.55 (2017 – Cdn. $3.87).

Stock options outstanding and exercisable as at December 31, 2018 are as follows:

Range of exercise prices (in Cdn.$)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted-average exercise price (in Cdn.$)	Number of exercisable options (‘000’s)	Weighted-average exercise price (in Cdn.$)

1.12 – 1.99	8,513	2.09	1.12	7,558	1.12
2.00 – 2.99	10,610	1.35	2.08	10,174	2.05
3.00 – 3.99	48,434	3.91	3.47	19,590	3.50
4.00 – 4.99	75	3.10	4.05	50	4.05
	67,632	3.28	2.96	37,372	2.63

Subsequent to December 31, 2018, the Company issued 10 million shares for proceeds of $20 million upon the exercise of stock options.

Restricted share unit plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSUs”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2018, the Company granted approximately 1 million (2017 – 2 million) RSUs to executive officers and employees of the Company. One-third of the RSUs vested one year from the grant date, another one-third will vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSU granted was approximately $4 million (2017 - $5 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2018, share-based payments expense, relating to the vesting of RSUs, was $2 million (2017 - $4 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSUs outstanding:

Number of outstanding RSUs
(‘000’s)

Outstanding at December 31, 2016	1,237
Granted	1,793
Vested and converted to common shares	(1,760)
Outstanding at December 31, 2017	1,270
Granted	1,455
Vested and converted to common shares	(671)
Outstanding at December 31, 2018	2,054

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

Deferred share unit plan

During the year ended December 31, 2017, the Company established a Deferred Share Unit plan (the "DSU plan") for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of deferred share units ("DSUs"). The number of DSUs granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSUs by the volume weighted average trading price of the common shares on the stock exchange on which the majority of the volume of trading of the shares occurred over the relevant period for the five trading days immediately preceding the date of grant. In addition, the Board may, at its discretion, grant additional DSUs to plan participants. Each eligible director will be required to hold DSUs received until the eligible director ceases to be a director of the Company, following which the DSUs will be settled in cash.

For the year-ended December 31, 2018, the Company issued 291,000 DSUs (2017 - 225,000) with a fair market value of $1 million (2017 - $1 million) to directors of the Company. For the year ended December 31, 2018, share-based payments expense, relating to DSUs, was $1 million (2017 - $1 million)

Earnings per share
For the year-ended December 31, 2018, the impact of share issuances arising from conversion of the convertible notes during the period they were outstanding are included in the calculation of diluted weighted average shares outstanding and their impact removed from diluted net income attributable to shareholders of the Company as these securities are dilutive.
The following is the calculation of diluted net income attributable to shareholders of the Company for the year:

	2018	2017
	$	$

Net income for the year (attributable to shareholders of the Company)	$28,938	$56,852
Dilutive impact of gain on fair value of convertible notes	(10,651)	—
Diluted net income for the year (attributable to shareholders of the Company)	$18,287	$56,852

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is the calculation of diluted weighted average number of common shares outstanding for the year:

	2018	2017
	$	$

Basic weighted average number of common shares outstanding (in thousands)	986,755	976,366

Effect of dilutive securities:
Convertible notes	49,393	—
Stock options	10,762	14,627
Restricted share units	458	420
Diluted weighted average number of common shares outstanding (in thousands)	1,047,368	991,413

The following is the basic and diluted earnings per share:

	2018	2017
	$	$

Earnings per share (attributable to shareholders of the Company)
Basic	$0.03	$0.06
Diluted	$0.02	$0.06

13	Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Bank Syndicate. During the year ended December 31, 2017, the Company entered into further Prepaid Sales contracts totalling $30 million for delivery of 25,282 ounces of gold. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as a Prepaid Sales liability at the time of the transaction. Settlement is in the form of physical deliveries of unallocated gold from any of the Company’s mines.

During the year ended December 31, 2018, the Company delivered 51,633 ounces (2017 - 51,633 ounces) into contracts valued at $60 million (2017 - $60 million). As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations.

As at December 31, 2018, the Company had $30 million of outstanding contracts for the delivery of 25,282 ounces to be delivered during the first six months of 2019. As the Company physically delivers ounces into the contracts, the Prepaid Sales liability will be recognised as gold revenue in the statement of operations based on the contract price.

14	Derivative financial instruments

Gold forwards

On June 11, 2015, the Company novated certain executory contracts to the counterparties of the amended RCF (Note 10). The novated contracts were repriced. As a result of the repricing, the contracts were no longer excluded from the scope of IAS 39. These derivative instruments were not designated as hedges by the Company and were recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The Company recognised the full $14 million fair value of the new contracts as a liability on the date of novation.

For the year ended December 31, 2018, the Company recorded an unrealized derivative gain of $5 million (2017 - $5 million) in the statement of operations on these contracts. As at December 31, 2018, the Company had delivered into all the remaining gold forward contracts and none remain outstanding.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Forward contracts – fuel oil, gas oil, diesel

During the year ended December 31, 2018, the Company entered into additional series of forward contracts for the purchase of 25,201,000 litres of fuel oil, 10,828,000 litres of gas oil and 3,009,000 litres of diesel with settlements scheduled between February 2019 and October 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL.

For the year ended December 31, 2018, the Company recorded an unrealized derivative loss of $9 million (2017 – gain of $5 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at December 31, 2018:

	2019	2020	Total

Forward – fuel oil:
Litres (thousands)	35,800	16,438	52,238
Average strike price	$0.32	$0.33	$0.32

Forward – gas oil:
Litres (thousands)	19,383	7,598	26,981
Average strike price	$0.43	$0.51	$0.45

Forward – diesel:
Litres (thousands)	2,856	1,599	4,455
Average strike price	$0.50	$0.57	$0.53

The unrealized fair value of these contracts at December 31, 2018 was $(2) million.

Subsequent to December 31, 2018, the Company entered into forward contracts for the purchase of 19,202,000 litres of fuel oil at a weighted average price of $0.28 per litre and 24,852,000 litres of gas oil at a weighted average price of $0.49 per litre.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at December 31, 2018 was $1 million.

Subsequent to December 31, 2018, the Company entered into a series of interest rate swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. The new interest rate swaps cancel the existing contracts and imbed the positive unrealized fair value into the new series of contracts.

15	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, gold derivative contracts, interest rate swaps, and debt.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at December 31, 2018, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at December 31, 2018		As at December 31, 2017
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	4,155	—	9,744	—
Fuel derivative contracts (Note 14)	—	(1,837)	—	7,366
Interest rate swaps (Note 14)	—	740	—	1,246
Convertible senior subordinated notes (Note 10)	—	—	—	(277,650)
Gold forward contracts (Note 14)	—	—	—	(4,952)

The fair value of the Company’s long-term investments and convertible senior subordinated notes were determined using market quotes from an active market for each investment.

The fair value of the fuel derivative contracts, gold derivative contracts and interest rate swaps was determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's other financial instruments approximate their carrying value.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold and minimizing production costs and capital expenditures are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2018, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable, loans receivable and counter-party risk for its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2018, the Company had cash and cash equivalents of $103 million. Cash provided by operating activities totalled $451 million for the year ended December 31, 2018. As at December 31, 2018, the Company had a $500 million revolving credit facility of which $400 million had been utilized leaving an undrawn balance of $100 million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2018, the Company had $2 million available under its Fekola equipment loan facility and $1 million available under its Masbate equipment loan facility. The Company had drawn down the full amount available under its Otjikoto equipment loan facility.

As at December 31, 2018, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 10 for debt repayments and Note 21 for capital expenditure commitments.

	2019	2020	2021	2022	2023	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	80,318	—	—	—	—	80,318
Derivative liabilities	360	1,477	—	—	—	1,837
Revolving credit facility:
Principal	—	—	400,000	—	—	400,000
Interest & commitment fees (estimated)	21,731	21,731	11,287	—	—	54,749
Fekola equipment loan facility:
Principal	15,869	15,869	15,869	9,397	1,630	58,634
Interest (estimated)	2,764	1,946	1,119	377	72	6,278
Otjikoto equipment loan facility:
Principal	4,869	3,453	1,958	642	—	10,922
Interest (estimated)	428	234	84	12	—	758
Masbate equipment loan facility:
Principal	3,347	3,347	3,347	2,908	577	13,526
Interest (estimated)	787	570	363	142	9	1,871
Finance lease obligations
Principal	525	525	525	525	86	2,186
Interest (estimated)	62	45	28	12	—	147
Nicaraguan equipment loans:
Principal	398	—	—	—	—	398
Interest (estimated)	9	—	—	—	—	9
	131,467	49,197	434,580	14,015	2,374	631,633

Operating lease commitments	3,072	1,994	1,629	1,046	681	8,422
Capital expenditure commitments	21,085	—	—	—	—	21,085
Mine restoration provision	3,170	2,268	3,711	6,321	5,668	21,138
Employee future benefits	1,184	3,097	248	248	248	5,025
Other liabilities	302	302	302	160	—	1,066
	160,280	56,858	440,470	21,790	8,971	688,369

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in European euros, CFA francs, Namibian dollars, South African rand, Philippine pesos, Nicaraguan córdobas, United States dollars, Canadian dollars and Colombian pesos. As these exchange rates fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Mali, Namibia, the Philippines and Nicaragua.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2018, $79 million of the Company’s $103 million in cash and cash equivalents

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $2 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives and LIBOR denominated interest rate swaps that are marked to market through the statement of operations. A 10% change in the forward price of fuel would result in a $3 million change in the value of the fuel derivative portfolio. The impact of price changes on interest rate swap contracts would result in an insignificant change in their value.

16	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2018	2017
	$	$

Consolidated income before income taxes	192,713	68,896
Canadian federal and provincial income tax rates	27.00%	26.00%
Income tax expense at statutory rates	52,033	17,913

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	4,624	(23,358)
Non-deductible expenditures	32,507	15,218
Losses for which no tax benefit has been recorded	29,551	19,880
Benefit of optional tax deductions	(9,779)	—
Withholding tax	8,616	5,372
Minimum tax	4,960	4,780
Change due to foreign exchange	18,111	(30,607)
Change in accruals for tax audits	—	(649)
Changes in estimates of deferred tax assets	6,759	131
Non-deductible portion of gains	—	(500)
Amounts under provided for in prior years	210	(850)
Income tax expense	147,592	7,330

Current income tax, withholding and other taxes	109,200	27,500
Deferred income tax expense (recovery)	38,392	(20,170)
Income tax expense	147,592	7,330

Included in current income tax expense for the year-ended December 31, 2018, is $18 million (2017 - $2 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Total income tax expense (recovery) attributable to geographical jurisdiction is as follows:

	2018	2017
	$	$

Mali	97,399	(22,155)
Namibia	18,814	13,492
Philippines	14,812	12,493
Nicaragua	15,231	4,440
Canada	—	(188)
Other	1,336	(752)
	147,592	7,330

The composition of the Company’s net deferred income tax (liabilities) assets and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/assets		Deferred income tax expense/(recovery)
	As at December 31, 2018	As at December 31, 2017	2018	2017
	$	$	$	$

Operating loss carry-forwards	29,454	58,042	28,588	11,045
Current assets and liabilities	5,965	789	(5,176)	(811)
Derivatives	—	1,857	1,857	1,900
Mining interests	(147,955)	(131,792)	16,163	(25,605)
Mine restoration provisions	21,897	19,398	(2,499)	(4,158)
Other	(1,838)	(2,379)	(541)	(2,358)
Deferred tax charged to equity	—	—	—	(183)
	(92,477)	(54,085)	38,392	(20,170)

Represented on the balance sheet as:

	2018	2017
	$	$

Deferred tax asset	(10,907)	(27,433)
Deferred tax liability	103,384	81,518
Balance, end of year	92,477	54,085

The Company has the following unrecognized deferred tax assets:

	2018	2017
	$	$

Capital and non-capital tax losses	135,533	112,886
Current assets	253	111
Debt and share issue costs	361	864
Mine restoration provisions	14,816	11,470
Mining interests and other	21,991	2,769
Long-term debt	—	7,805
	172,954	135,905

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company has not recognized the potential deferred tax assets of $173 million (2017 - $136 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

The change for the year in the Company’s net deferred tax liability was as follows:

	2018	2017
	$	$

Balance, beginning of year	54,085	74,072
Deferred income tax expense (recovery)	38,392	(20,170)
Amount charged to OCI	—	183
	38,392	(19,987)
Balance, end of year	92,477	54,085

At December 31, 2018, the Company had tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the tax losses only to the extent of anticipated future taxable income that can be reduced by tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

Year of expiry	Canada	Colombia	Nicaragua	Total
	$	$	$	$

2019	—	—	6,955	6,955
2020	—	—	20,352	20,352
2027	125	—	—	125
2028	568	—	—	568
2029	4,536	—	—	4,536
2030	10,602	—	—	10,602
2031	7,809	—	—	7,809
2032	13,200	—	—	13,200
2033	5,535	—	—	5,535
2034	30,130	—	—	30,130
2035	37,226	—	—	37,226
2036	40,370	—	—	40,370
2037	35,803	—	—	35,803
2038	47,892	—	—	47,892
No expiry	—	3,490	19,193	22,683
Total	233,796	3,490	46,500	283,786

At December 31, 2018 the Company had capital losses in Canada of $423 million which have no expiry date and can be applied against future capital gains. No deferred income tax asset has been recorded with respect to these losses.

During the year ended December 31, 2018 the Company paid $50 million (2017 - $12 million) of income taxes in cash.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

17	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2018	2017
	$	$

Depreciation and depletion	306,429	160,469
Delivery into prepaid sales (Note 13)	(60,000)	(60,000)
Share-based payments (Note 12)	21,693	18,127
Impairment of long-lived assets, net (Note 8)	55,353	—
Gain on sale of Lynn Lake royalty (Note 8)	—	(6,593)
Write-down of mineral property interests (Note 8)	9,398	4,150
Provision for non-recoverable input taxes	1,646	2,180
Unrealized (gain) loss on fair value of convertible notes (Note 10)	(10,651)	11,144
Interest and financing expense	28,589	9,728
Unrealized loss (gain) on derivative instruments (Note 14)	4,757	(9,684)
Write-down of long-term investments	—	1,613
Deferred income tax expense (recovery) (Note 16)	38,392	(20,170)
Other	657	(1,146)
	396,263	109,818

Changes in non-cash working capital:

	2018	2017
	$	$

Accounts receivable and prepaids	3,345	(6,768)
Value-added and other tax receivables	4,272	(4,441)
Inventories	(41,186)	(58,059)
Accounts payable and accrued liabilities	1,361	20,386
Current income and other taxes payable	40,838	9,201
	8,630	(39,681)

Other exploration and development:

	2018	2017
	$	$

Fekola Mine, exploration	(14,246)	(8,441)
Otjikoto Mine, exploration	(1,744)	(1,220)
Masbate Mine, exploration	(4,941)	(4,668)
Libertad Mine, exploration	(4,798)	(6,751)
Limon Mine, exploration	(6,247)	(6,362)
Toega Project, exploration	(8,688)	(5,784)
Fekola Regional, exploration	(6,291)	(6,245)
Ondundu Project, exploration	(3,027)	(3,116)
Finland Properties, exploration	(2,479)	(1,341)
Kiaka Project, exploration	(2,238)	(4,512)
Other	(5,439)	(5,233)
	(60,138)	(53,673)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-cash investing and financing activities:

	2018	2017
	$	$

Non-controlling interest sold in exchange for loan receivable (Note 8)	47,000	—
Interest on loan to non-controlling interest	1,352	—
Share-based payments, capitalized to mineral property interests	2,507	3,622
Change in current liabilities relating to mineral property expenditures	(14,277)	(6,759)
Foreign exchange gain (loss) on Fekola equipment loan facility	3,312	(4,776)
Interest expense, capitalized to mineral property interests	—	20,052
Common shares issued for purchase of non-controlling interest	—	(2,000)

A subsidiary of the Company, Kronk Resources Inc, has $1 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

18	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2018	2017
	$	$

Salaries and short-term employee benefits	11,412	6,841
Share-based payments	2,920	4,881
	14,332	11,722

19	Production costs by nature

	2018	2017
	$	$

Raw materials and consumables	310,534	184,746
Contractors	80,884	63,328
Salaries and employee benefits	122,782	74,010
Electricity	19,476	18,652
Equipment rental	4,733	6,987
Other	30,347	21,767
Silver credits	(5,092)	(7,850)
Change in inventories	(13,001)	(26,140)
Capitalized to mining interests	(74,961)	(33,106)
	475,702	302,394

Salaries and employee benefits expense included in general and administrative costs were $30 million for the year ended December 31, 2018 (2017 - $22 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

20	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Otjikoto, Masbate, La Libertad and El Limon mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	2018
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	560,516	213,052	283,366	96,147	11,980	—	60,000	1,225,061
Intersegment gold revenue	—	—	—	9,004	56,506	—	(65,510)	—
Production costs	144,041	85,528	120,876	77,869	47,388	—	—	475,702
Depreciation & depletion	116,491	76,325	55,382	32,977	25,254	—	285	306,714
Impairment (reversal) of long-lived assets	—	—	—	50,601	(13,434)	18,186	—	55,353
Write-down mineral property interests	—	1,758	—	—	—	7,640	—	9,398
Current income tax, withholding and other taxes	83,832	1,566	18,540	4,337	921	—	4	109,200
Net income (loss)	147,637	6,387	62,203	(71,161)	(13,382)	(25,730)	(60,833)	45,121
Capital expenditures	82,766	52,575	52,846	20,941	28,255	34,211	254	271,848
Total assets	1,183,471	434,110	523,063	59,834	85,443	229,129	32,754	2,547,804

	2017
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
		$	$	$	$	$	$	$

External gold revenue	6,064	235,938	247,561	83,256	5,858	—	60,000	638,677
Intersegment gold revenue	—	—	—	21,528	43,721	—	(65,249)	—
Production costs	1,496	85,891	106,649	68,658	39,700	—	—	302,394
Depreciation & depletion	1,122	66,081	37,059	38,062	18,145	—	213	160,682
Write-down mineral property interests	—	2,700	—	—	—	1,450	—	4,150
Current income tax, withholding and other taxes	8,014	2,358	10,824	5,027	1,243	—	34	27,500
Net income (loss)	14,824	46,944	70,205	(17,420)	(17,160)	790	(36,617)	61,566
Capital expenditures	161,872	42,392	57,255	30,557	22,410	38,198	437	353,121
Total assets	1,213,244	466,767	520,969	108,109	72,420	218,915	84,733	2,685,157

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s mining interests are located in the following geographical locations:

	2018	2017
	$	$
Mining interests
Mali	1,051,327	1,081,364
Philippines	433,488	431,797
Namibia	345,417	369,763
Burkina Faso	98,867	85,676
Nicaragua	87,576	121,671
Colombia	82,308	94,871
Finland	5,947	2,991
Canada	680	711
Other	1,565	1,119
	2,107,175	2,189,963

21	Commitments

As at December 31, 2018, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $7 million for capital spares, $4 million for mobile equipment and $1 million for the oxygen plant at the Fekola Mine, all of which is expected to be incurred in 2019.

•	For payments of $2 million for completion of the plant expansion at the Masbate Mine, all of which is expected to be incurred in 2019.

•	For payments of $7 million for the tailings storage facility at La Libertad Mine, all of which is expected to be incurred in 2019.

B2GOLD CORP.
MINING INTEREST SCHEDULE (NOTE 22)
For the year ended December 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2017	Additions	Disposals / write-offs / impairments	Reclass	Balance at Dec. 31, 2018	Balance at Dec. 31, 2017	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2018	As at Dec. 31, 2018	As at Dec. 31, 2017
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,094,784	71,767	(325)	2,265	1,168,491	(35,477)	(108,895)	37	(144,335)	1,024,156	1,059,307
Otjikoto	527,069	52,386	(4,328)	—	575,127	(163,153)	(76,608)	1,182	(238,579)	336,548	363,916
Masbate	625,722	56,598	(811)	—	681,509	(193,925)	(54,907)	811	(248,021)	433,488	431,797
Libertad	335,651	31,544	(51,626)	—	315,569	(263,838)	(32,501)	624	(295,715)	19,854	71,813
Limon	173,358	30,836	13,069	—	217,263	(127,740)	(22,124)	323	(149,541)	67,722	45,618
	2,756,584	243,131	(44,021)	2,265	2,957,959	(784,133)	(295,035)	2,977	(1,076,191)	1,881,768	1,972,451

Exploration & evaluation properties (non-depletable)
Kiaka	69,989	2,697	—	487	73,173	—	—	—	—	73,173	69,989
Fekola Regional	17,211	4,692	—	—	21,903	—	—	—	—	21,903	17,211
Toega	10,603	8,978	—	—	19,581	—	—	—	—	19,581	10,603
Mocoa Royalty	29,041	7	(18,186)	(632)	10,230	—	—	—	—	10,230	29,041
Ondundu	5,246	3,027	—	—	8,273	—	—	—	—	8,273	5,246
Finland	2,991	2,956	—	—	5,947	—	—	—	—	5,947	2,991
Other	15,890	5,779	(7,640)	(487)	13,542	—	—	—	—	13,542	15,890
	150,971	28,136	(25,826)	(632)	152,649	—	—	—	—	152,649	150,971

Corporate
Office, furniture & equipment	2,264	254	—	—	2,518	(1,553)	(285)	—	(1,838)	680	711

	2,909,819	271,521	(69,847)	1,633	3,113,126	(785,686)	(295,320)	2,977	(1,078,029)	2,035,097	2,124,133

Investments in joint ventures (accounted for using the equity method)
Gramalote	65,830	6,248	—	—	72,078	—	—	—	—	72,078	65,830
	2,975,649	277,769	(69,847)	1,633	3,185,204	(785,686)	(295,320)	2,977	(1,078,029)	2,107,175	2,189,963

B2GOLD CORP.
MINING INTEREST SCHEDULE (NOTE 22)
For the year ended December 31, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2016	Acquisition costs/ Additions	Disposals / write-offs	Reclass	Balance at Dec. 31, 2017	Balance at Dec. 31, 2016	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2017	As at Dec. 31, 2017	As at Dec. 31, 2016
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	—	26,577	—	1,068,207	1,094,784	—	(35,477)	—	(35,477)	1,059,307	—
Otjikoto	481,378	46,193	(2,966)	2,464	527,069	(95,698)	(67,680)	225	(163,153)	363,916	385,680
Masbate	517,457	56,815	(9,430)	60,880	625,722	(165,224)	(37,999)	9,298	(193,925)	431,797	352,233
Libertad	300,816	35,190	(355)	—	335,651	(226,488)	(37,425)	75	(263,838)	71,813	74,328
Limon	151,186	23,420	(1,248)	—	173,358	(107,255)	(21,610)	1,125	(127,740)	45,618	43,931
	1,450,837	188,195	(13,999)	1,131,551	2,756,584	(594,665)	(200,191)	10,723	(784,133)	1,972,451	856,172

Undeveloped mineral interests
Masbate	60,880	—	—	(60,880)	—	—	—	—	—	—	60,880

Mine under construction
Fekola	908,855	159,352	—	(1,068,207)	—	—	—	—	—	—	908,855

Exploration & evaluation properties (non-depletable)
Kiaka	64,907	5,082	—	—	69,989	—	—	—	—	69,989	64,907
Mocoa	29,004	37	—	—	29,041	—	—	—	—	29,041	29,004
Fekola Regional	9,326	7,885	—	—	17,211	—	—	—	—	17,211	9,326
Toega	4,819	5,784	—	—	10,603	—	—	—	—	10,603	4,819
Ondundu	2,130	3,116	—	—	5,246	—	—	—	—	5,246	2,130
Finland	1,642	1,349	—	—	2,991	—	—	—	—	2,991	1,642
Other	12,134	5,206	(1,450)	—	15,890	—	—	—	—	15,890	12,134
	123,962	28,459	(1,450)	—	150,971	—	—	—	—	150,971	123,962

Corporate
Office, furniture & equipment	1,827	437	—	—	2,264	(1,340)	(213)	—	(1,553)	711	487

	2,546,361	376,443	(15,449)	2,464	2,909,819	(596,005)	(200,404)	10,723	(785,686)	2,124,133	1,950,356

Investments in joint ventures (accounted for using the equity method)
Gramalote	53,724	12,106	—	—	65,830	—	—	—	—	65,830	53,724

	2,600,085	388,549	(15,449)	2,464	2,975,649	(596,005)	(200,404)	10,723	(785,686)	2,189,963	2,004,080